UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 22, 2018

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 22, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 22, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2017 RESULTS
Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $13.7 million, or $0.16 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $9.5 million, or $0.11 per share, in the fourth quarter of 2017.

•	Generated GAAP consolidated income from vessel operations of $66.7 million and consolidated total cash flow from vessel operations(1) of $183.6 million in the fourth quarter of 2017.

•	Since September 2017, Teekay LNG has taken delivery of six LNG carrier newbuildings, each of which immediately commenced its respective charter contract.

•	In November 2017, Teekay Tankers completed its strategic merger with Tanker Investments Ltd. (TIL).

•
Since September 2017, Teekay Offshore's Randgrid FSO, Pioneiro de Libra FPSO and the first two East Coast Canada shuttle tanker newbuildings commenced their respective charter contracts; took delivery of last two towage newbuildings; and completed upgrades on the Petrojarl I FPSO.

•	Giving pro forma effect to Teekay Parent's January 2018 financings, Teekay Parent's total liquidity as at December 31, 2017 would have been approximately $538 million.
Hamilton, Bermuda, February 22, 2018 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the fourth quarter and fiscal year 2017. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and one equity accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO) (collectively, the Daughter Entities), and all remaining subsidiaries of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2017 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	326,686	499,728	552,203	1,880,332	2,328,569
Income (loss) from vessel operations	66,655	(189,846)	83,222	6,700	384,290
Equity (loss) income	(971)	1,264	11,933	(37,344)	85,639
Net loss attributable to shareholders of Teekay	(13,727)	(12,582)	(2,661)	(151,717)	(123,182)
Loss per share attributable to
shareholders of Teekay	(0.16)	(0.15)	(0.03)	(1.76)	(1.62)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations(CFVO)(1)(2)	183,586	238,060	290,486	951,118	1,287,003
Adjusted Net Loss attributable to
shareholders of Teekay(1)	(9,500)	(35,638)	(18,554)	(118,954)	(43,562)
Adjusted Loss per share attributable to
shareholders of Teekay(1)	(0.11)	(0.41)	(0.22)	(1.38)	(0.55)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	2,669	7,162	3,752	17,838	24,593
Teekay Parent OPCO Cash Flow(1)	(3,390)	(19,055)	(8,030)	(70,990)	(54,389)
Total Teekay Parent Free Cash Flow(1)	(721)	(11,893)	(4,278)	(53,152)	(29,796)
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Total cash flow from vessel operations has reduced in the fourth quarter of 2017 primarily as a result of the deconsolidation of Teekay Offshore on September 25, 2017, which Teekay now accounts for using the equity method.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay LNG and Teekay Tankers are consolidated in the Company's financial statements and, up to the September 25, 2017 closing of the strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), Teekay Offshore was consolidated in the Company's financial statements. In connection with Brookfield's acquisition of a 49 percent interest in Teekay Offshore's general partner, Teekay Offshore GP LLC (TOO GP), Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017. Subsequent to the closing of the Brookfield transaction, Teekay accounts for its investment in Teekay Offshore using the equity method.

CEO Commentary

“On a consolidated basis, Teekay’s financial results improved in the fourth quarter of 2017 compared to the third quarter of 2017 primarily driven by increased cash flows from Teekay Parent’s FPSO units, the delivery of several offshore and LNG projects at Teekay Offshore and Teekay LNG, and higher tanker rates,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer. “We anticipate that Teekay’s results should continue to benefit as our remaining offshore and LNG projects deliver over the next few years."

Mr. Hvid continued, “With the U.S. capital markets opening the year strongly, coupled with the positive sentiment in the broader energy markets, we made what we believe to be a prudent move to further strengthen Teekay Parent’s balance sheet. In January 2018, we completed a convertible bond offering and concurrent equity offering, raising total gross proceeds of $222.5 million, which provides us with financial flexibility and optionality, with current total liquidity of over $500 million.”

“We believe the Teekay Group is at a positive inflection point,” commented Mr. Hvid. “Over the past couple of years, we have taken steps to strengthen the financial foundation of each of our companies and we are now starting to move from an execution phase, to one where we are now primarily focused on operating and growing our cash flows. The Teekay Group has taken delivery of 12 vessels over the past 12 months with more to come through 2020. Importantly, due to the contracted nature of these projects, each vessel is expected to provide incremental cash flow growth upon its delivery, totaling approximately $450 million in annual operating cash flow between Teekay LNG and Teekay Offshore. In addition, we continue to see signs of an energy market recovery in our LNG, offshore and crude oil tanker businesses. With stronger balance sheets, market-leading positions and strong operational platforms, we believe that each of our businesses is well-positioned to benefit from an energy market recovery.”

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended December 31, 2017, compared to the same period of the prior year, were positively impacted primarily by higher cash flows from the Banff and Hummingbird Spirit FPSO units due to the commencement of oil price-linked production tariffs in those charter contracts on August 1, 2017 and October 1, 2017, respectively; higher income and cash flows from Teekay LNG as a result of the deliveries of three MEGI LNG carrier newbuildings in 2017 and the recognition of prepaid lease payments received from IM Skaugen SE (Skaugen) in prior periods; and higher income and cash flows from Teekay Offshore primarily from the contract start-up of the Randgrid FSO and the Pioneiro de Libra FPSO in the fourth quarter of 2017.

These increases were partially offset primarily by lower income and cash flows in Teekay LNG, primarily a result of lower charter rates earned from its conventional tanker fleet and lower spot LPG rates earned in Teekay LNG's 50 percent-owned joint venture with Exmar NV (Exmar); a reduction in income and cash flows in Teekay Tankers due to lower spot tanker rates; and a reduction in income and cash flows in Teekay Offshore due to non-recurring repair and maintenance expenses.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s Daughter Entities in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $2.7 million for the quarter ended December 31, 2017, compared to $3.8 million for the same period of the prior year. This decrease was primarily due to a reduction in cash distributions from Teekay Offshore as a result of the recent strategic partnership with Brookfield, partially offset by an increase in the cash dividends received from Teekay Tankers due to an increase in the number of Teekay Tankers shares owned by Teekay Parent as a result of the strategic merger between Teekay Tankers and TIL, which closed on November 27, 2017, and open market purchases of Teekay Tankers Class A common stock in December 2017.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, improved to negative $3.4 million for the three months ended December 31, 2017, from negative $8.0 million for the same period of the prior year. This increase was primarily due to higher revenues from the Banff and Hummingbird Spirit FPSO units due to contractual production tariffs linked to oil prices commencing on August 1, 2017 and October 1, 2017, respectively, and the commencement of charter contracts for the Polar Spirit and Arctic Spirit LNG carriers, which are in-chartered from Teekay LNG until April 2018, in the second quarter and third quarter of 2017, respectively, partially offset by no interest income earned for the three months ended December 31, 2017 on a $200 million loan to Teekay Offshore which Teekay Parent sold to Brookfield in the third quarter of 2017.
Total Teekay Parent Free Cash Flow, which is the total of Teekay Parent GPCO Cash Flow and Teekay Parent OPCO Cash Flow, was negative $0.7 million during the fourth quarter of 2017, compared to negative $4.3 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s results increased during the quarter ended December 31, 2017, compared to the same period of the prior year, primarily due to the deliveries of three MEGI LNG carrier newbuildings, which immediately commenced their respective charter contracts in 2017, the deliveries of two mid-size LPG carriers in Teekay LNG's 50 percent-owned joint venture with Exmar in 2017, the delivery of one LNG carrier in one of Teekay LNG's 30-percent-owned joint ventures, and the recognition of prepaid lease payments received from Skaugen in prior periods, which were previously deferred and then recognized in the fourth quarter of 2017 upon the termination of the charter contracts for five LPG carriers on charter with Skaugen. These increases were partially offset by, among other things, the sale of a conventional tanker in 2017, lower revenues from two conventional tankers due to lower charter rates upon the expiration of their fixed-rate charter contracts in 2017, and lower revenues from Teekay LNG's 50 percent-owned joint venture with Exmar due to lower spot LPG rates. Please refer to Teekay LNG's fourth quarter and annual 2017 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' results decreased during the quarter ended December 31, 2017, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the fourth quarter of 2017 compared to the same period of the prior year, partially offset by the merger with TIL and redelivery of four time-chartered in vessels during 2017. Please refer to Teekay Tankers' fourth quarter and annual 2017 earnings release for additional information on the financial results for this entity.

Teekay Offshore
Teekay Offshore’s results increased during the quarter ended December 31, 2017, compared to the same period of the prior year primarily due to the contract start-up of the Randgrid FSO and the Pioneiro de Libra FPSO in the fourth quarter of 2017, and higher revenues earned in Teekay Offshore's FPSO and shuttle tanker fleets due to higher operational bonuses and higher average rates, respectively. These increases were partially offset by higher repair and maintenance expenses related to two redelivered shuttle tankers to prepare the vessels for trade in the conventional market in 2017 and lower revenues from the towage fleet. Please refer to Teekay Offshore’s fourth quarter and annual 2017 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay LNG

During October 2017 through February 2018, Teekay LNG took delivery of three MEGI LNG carrier newbuildings, the Macoma, Murex and Magdala, all of which immediately commenced their respective charter contracts with Royal Dutch Shell (Shell) ranging between six to eight years in duration, plus extension options.
During October 2017 through January 2018, Teekay LNG's 30 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG) and CETS (an affiliate of China National Offshore Oil Corporation (CNOOC)) took delivery of two LNG carrier newbuildings, the Pan Asia and the Pan Americas, both of which immediately commenced their respective 20-year charter contracts with Shell.
In November 2017, Teekay LNG terminated its charter contracts with Skaugen due to non-payment of charter hire and established the Teekay Multigas Pool, a new in-house commercial management solution for ethylene-capable LPG and small-scale LNG vessels. The Teekay Multigas Pool now manages Teekay LNG's seven directly-owned ethylene-capable LPG carriers, some of which are also capable of small-scale LNG shipping, which were previously part of the Norgas Carriers Pool operated by Skaugen.
In December 2017, Teekay LNG's 50 percent-owned joint venture with China LNG (the Yamal LNG Joint Venture) completed an $816 million(1) long-term debt facility to finance all six of the Yamal LNG Joint Venture's ARC7 LNG carrier newbuildings delivering through early-2020, the first of which, the Eduard Toll, was delivered in January 2018 and immediately commenced its 28-year charter contract with Yamal Trade Pte. Ltd.
In January 2018, Teekay LNG sold its 50 percent ownership interest in the S/S Excelsior to Excelerate Energy for net proceeds after repaying external debt obligation of $44 million.
(1)     Based on Teekay LNG's 50 percent ownership interests in the six ARC7 LNG carrier newbuildings.
Teekay Offshore

In October 2017, the Randgrid FSO, which was converted from one of Teekay Offshore's shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its three-year charter contract with Statoil on the Gina Krog oil and gas field in the Norwegian sector of the North Sea. This contract has 12 additional one-year options to extend.
In late-November 2017, the 50 percent-owned Pioneiro de Libra FPSO, which was converted from one of Teekay Offshore's shuttle tankers at Sembcorp’s Jurong shipyard in Singapore, commenced its 12-year charter contract with a consortium of international oil companies, including Petrobras, Total S.A., Shell, China National Petroleum Corporation and CNOOC, on the giant Libra block in the Santos Basin offshore Brazil.
In late-2017, Teekay Offshore took delivery of the first two East Coast of Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit, with the third vessel, the Dorset Spirit, scheduled to deliver in early-March 2018. The first two newbuildings commenced long-term charter contracts in December 2017 and January 2018, respectively, with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy, and the third newbuilding scheduled to commence its long-term charter contract in May 2018.
In December 2017, Teekay Offshore completed the upgrades to the Petrojarl I FPSO unit, which then arrived on the Atlanta field in Brazil in January 2018. The unit is now undergoing field installation and testing prior to commencing its five-year charter contract with Queiroz Galvão Exploração e Produção SA (QGEP), which is expected to occur in April 2018.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

In October 2017 and February 2018, Teekay Offshore took delivery of the last two of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper and ALP Keeper, constructed by Niigata Shipbuilding & Repair in Japan.
The Partnership is nearing completion of the previously-announced contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field out to at least April 2019. The new contract, which will take effect in April 2018, will include a fixed charter rate component plus a component based on oil production and oil price.
In January 2018, Teekay Offshore entered into a contract extension with Petrobras to extend the employment of the Petrojarl Cidade de Rio das Ostras (Ostras) FPSO for four months at a slightly lower fixed rate. Petrobras also has an option to extend the contract for an additional two months to July 2018.
In November 2017, Teekay Offshore declared options with Samsung Heavy Industries Co. Ltd., to construct two additional Suezmax DP2 shuttle tanker newbuildings, for an aggregate fully built-up cost of approximately $265 million. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design. Upon delivery in 2020, these vessels will join Teekay Offshore’s contract of affreightment (CoA) fleet in the North Sea.
Teekay Tankers
On November 27, 2017, Teekay Tankers completed its merger with TIL, increasing its fleet by 18 modern tankers, including 10 Suezmax tankers, six Aframax tankers and two Long Range 2 (LR2) product tankers.
In December 2017, Teekay Tankers completed a new five-year, $270 million, long-term debt facility. The new facility was used to refinance 14 of the vessels acquired through the merger with TIL, which extends Teekay Tankers' debt maturity profile, reduces interest expense, and aligns to Teekay Tankers’ standard debt covenants.
In November 2017, Teekay Tankers completed the sale of one older Aframax tanker, the Kareela Spirit, for gross proceeds of $6.4 million.
Financing and Liquidity Update
In December 2017 and January 2018, Teekay Parent sold an aggregate of 4.0 million shares of common stock as part of a continuous offering program (COP), generating gross proceeds of $36.9 million, of which $25.7 million was received as of December 31, 2017. The Company currently has the ability to sell additional shares of common stock having an aggregate offering amount of up to $3.4 million under the Company's existing COP.
In January 2018, Teekay Parent completed a private offering of $125 million of aggregate principal amount of 5 percent Convertible Senior Notes due 2023 (Convertible Notes), which was significantly oversubscribed, raising net proceeds of approximately $120.9 million. The Convertible Notes will be convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20 percent to the concurrent common stock offering price of $9.75 per share described below.
Also in January 2018, Teekay Parent completed a concurrent public offering through the issuance of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million.
As at December 31, 2017, Teekay Parent had total liquidity of approximately $313.2 million (consisting of $129.8 million of cash and cash equivalents and $183.4 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity (excluding Teekay Offshore) of approximately $908.6 million (consisting of $445.5 million of cash and cash equivalents and $463.1 million of undrawn revolving credit facilities). Giving pro-forma effect to the issuance of the Convertible Notes and the concurrent common equity issuance and COP proceeds received in January 2018, Teekay Parent's total liquidity as at December 31, 2017 would have been approximately $538 million.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Conference Call
The Company plans to host a conference call on Thursday, February 22, 2018 at 2:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year 2017. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 289-0438 or (647) 794-1830, if outside North America, and quoting conference ID code 7721785

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Annual Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $13 billion, comprised of approximately 215 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,200 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, asset impairments, gains or losses on the sale of vessels and equipment and other operating assets, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and (loss) income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (4) of the income statement for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions or dividends (including payments in kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter (collectively, Teekay Parent OPCO Cash Flow). Net Interest Expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	326,686	499,728	552,203	1,880,332	2,328,569

Voyage expenses	(24,438)	(41,401)	(41,237)	(153,766)	(138,339)
Vessel operating expenses	(131,650)	(200,456)	(199,352)	(731,150)	(825,024)
Time-charter hire expense	(22,787)	(28,645)	(38,418)	(120,893)	(150,145)
Depreciation and amortization	(63,116)	(136,942)	(144,901)	(485,829)	(571,825)
General and administrative expenses	(17,509)	(27,662)	(26,999)	(106,150)	(119,889)
Asset impairments(2)	—	(231,159)	(2,146)	(232,659)	(45,796)
Net loss on sale of vessels, equipment and other operating assets	(489)	(20,426)	(12,038)	(38,084)	(66,450)
Restructuring charges(1)	(42)	(2,883)	(3,890)	(5,101)	(26,811)
Income (loss) from vessel operations	66,655	(189,846)	83,222	6,700	384,290

Interest expense	(49,163)	(74,499)	(69,018)	(268,400)	(282,966)
Interest income	1,373	1,900	1,314	6,290	4,821
Realized and unrealized gain (loss) on
non-designated derivative instruments(3)	4,319	(6,128)	131,876	(38,854)	(35,091)
Equity (loss) income(4)	(971)	1,264	11,933	(37,344)	85,639
Income tax expense	(465)	(5,221)	(22,102)	(12,232)	(24,468)
Foreign exchange (loss) gain	(3,575)	(2,642)	13,007	(26,463)	(6,548)
Loss on deconsolidation of Teekay Offshore(5)	(1,600)	(103,188)	—	(104,788)	—
Other income (loss) – net(6)	1,188	(4,705)	(18,207)	(3,981)	(39,013)
Net income (loss)	17,761	(383,065)	132,025	(479,072)	86,664
Less: Net (income) loss attributable
to non-controlling interests(7)	(31,488)	370,483	(134,686)	327,355	(209,846)
Net loss attributable to the shareholders of Teekay Corporation
	(13,727)	(12,582)	(2,661)	(151,717)	(123,182)
Loss per common share of Teekay Corporation
- Basic	(0.16)	(0.15)	(0.03)	(1.76)	(1.62)
- Diluted	(0.16)	(0.15)	(0.04)	(1.76)	(1.62)

Weighted-average number of common
shares outstanding
- Basic	86,641,584	86,261,330	86,131,038	86,335,473	79,211,154
- Diluted	86,641,584	86,261,330	86,131,038	86,335,473	79,211,154

(1)
Restructuring charges for the year ended December 31, 2017 relate to severance costs from the termination of the charter contract for Teekay Offshore's Arendal Spirit UMS and the reorganization and realignment of resources of the Company's strategic development function and shore staff redundancies associated with the Company's FPSO business. The restructuring charges for the three months and year ended December 31, 2016 primarily relate to the costs related to the reorganization of the Company's FPSO business. The restructuring charges for the three months and year ended December 31, 2016 also include costs related to the closure of offices and seafarers' severance amounts, part of which were recovered from the customer and which recovery was included in revenues in the consolidated statements of income for the three months and year ended December 31, 2016.

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(2)
Asset impairments for the year ended December 31, 2017 primarily relate to the impairments of two FPSO units in Teekay Parent, resulting from a revaluation of estimated future cash flows and carrying values of the asset group in response to the deconsolidation of Teekay Offshore on September 25, 2017. Asset impairments for the year ended December 31, 2017 also includes Teekay LNG's impairments of two Suezmax tankers, Teide Spirit and Toledo Spirit. Asset impairments of vessels and equipment for the three months and year ended December 31, 2016 relates to the $2.1 million write-down of one shuttle tanker owned by Teekay Offshore as a result of fewer opportunities to trade the vessel in the spot conventional tanker market. Asset impairments of vessels and equipment for the year ended December 31, 2016 also includes $43.7 million relating to the write-downs of two units for maintenance and safety (UMS) newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore Pte. Ltd.

(3)
Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income (loss). The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(5,725)	(15,729)	(19,512)	(53,924)	(87,320)
Termination of interest rate swaps	—	—	—	(610)	(8,140)
Foreign currency forward contracts	29	1,609	(1,271)	667	(11,186)
Time-charter swaps	160	—	932	1,106	2,154
Forward freight agreements	(234)	234	—	273	—
	(5,770)	(13,886)	(19,851)	(52,488)	(104,492)
Unrealized gains (losses) relating to:
Interest rate swaps	11,824	11,575	158,501	17,005	62,446
Foreign currency forward contracts	(457)	735	(5,237)	3,925	15,833
Stock purchase warrants	(1,385)	(4,461)	(859)	(6,421)	(9,753)
Time-charter swap	(14)	—	(678)	(875)	875
Forward freight agreements	121	(91)	—	—	—
	10,089	7,758	151,727	13,634	69,401
Total realized and unrealized gains (losses) on non-designated derivative instruments	4,319	(6,128)	131,876	(38,854)	(35,091)

(4)
The Company’s proportionate share of items within equity (loss) income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income as reflected in the consolidated statements of income (loss), the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity (loss) income	(971)	1,264	11,933	(37,344)	85,639
Proportionate share of unrealized gains on derivative instruments	(5,680)	(3,804)	(6,986)	(7,706)	(8,678)
Other(i)	9,203	6,963	7,510	66,922	5,764
Equity income adjusted for items in Appendix A	2,552	4,423	12,457	21,872	82,725

(i)
Other for the three months and year ended December 31, 2017 includes the Company’s proportionate share of the reduction in carrying value of amounts contingently owing to Sevan Marine ASA in relation to the original financing for its accommodation business subsequently sold to Teekay Offshore, partially offset by the settlement of an unrecognized license fee of Sevan Marine ASA that was previously in dispute, the impairment of two vessels in Teekay LNG's Exmar LPG joint venture, and a gain to reflect the revaluation of Teekay Tankers' and Teekay Parent's equity accounted investment at the date of the TIL merger. Other for the year ended December 31, 2017 also includes the Company's proportionate share of realized losses on cross-currency swap and interest rate swap amendments in Teekay Offshore and foreign currency exchange gains and losses in the Company's equity accounted investments. Refer to footnote (2) of Appendix A included in this release for further details. Other for the year ended December 31, 2017 also includes the Company's proportionate share of the write-down of the Company's and Teekay Tankers' equity investments in TIL to their estimated fair value, based on the

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best available indication of fair value at June 30, 2017, which was the TIL share price as on that date.  This resulted in a consolidated non-cash impairment charge of $48.6 million during the year ended December 31, 2017 related to their equity investments in TIL. Other for the three months and year ended December 31, 2016 includes the Company's proportionate share of loss on sale of a vessel in Teekay LNG's Exmar LPG BVBA joint venture and write-downs of loan receivables from Petrotrans Holdings Ltd. and Gemini Tankers LLC. The Company's proportionate share of a gain on sale of a subsidiary in Sevan Marine ASA is included in the year ended December 31, 2016.

(5)
In connection with Brookfield's acquisition of the 49 percent interest in TOO GP, Teekay and Brookfield entered into an amended limited liability company agreement whereby Brookfield obtained certain participatory rights in the management of TOO GP, which resulted in Teekay deconsolidating Teekay Offshore for accounting purposes on September 25, 2017 and recognizing a loss on deconsolidation for the three months and year ended December 31, 2017. Subsequent to the closing of the Brookfield transaction, Teekay retains significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

Upon completion of the transaction, the Company recognized both the net cash proceeds it received as part of the Brookfield transaction and the fair value of its retained interests in Teekay Offshore with the difference between the amounts recognized and derecognized being the loss on deconsolidation.

(6)
Includes a gain of $1.3 million for the three months and year ended December 31, 2017 from the sale of the Company's cost-accounted investment in the dry bulk shipping company CVI Ocean Transportation II Inc., a company developed in partnership with CarVal Investors in 2014. A write-down of $19.0 million was previously recorded on this investment during the three months and year ended December 31, 2016.

(7)
Subsequent to the formation of the Daughter Entities, Teekay sold certain vessels to the Daughter Entities. As the Daughter Entities were non-wholly-owned consolidated subsidiaries of Teekay at the date of the sales, all of the gain or loss on sales of these vessels was fully eliminated upon consolidation. Consequently, the portion of the gain or loss attributable to Teekay’s reduced interest in the vessels was deferred. The total unrecognized net deferred gain relating to the vessels previously sold from Teekay to Teekay Offshore was $349.6 million. Upon deconsolidation of Teekay Offshore, such amount was recognized in net (income) loss attributable to non-controlling interests for the year ended December 31, 2017.

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Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2017(1)	2017(1)	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	129,772	231,669	146,362
Cash and cash equivalents - Teekay LNG	244,241	161,008	126,146
Cash and cash equivalents - Teekay Offshore	—	—	227,378
Cash and cash equivalents - Teekay Tankers	71,439	60,606	68,108
Other current assets	307,525	339,277	389,727
Restricted cash - Teekay Parent	7,257	4,820	4,562
Restricted cash - Teekay LNG	95,194	93,012	117,027
Restricted cash - Teekay Offshore	—	—	114,909
Restricted cash - Teekay Tankers	4,271	4,317	750
Assets held for sale	33,671	23,400	61,282
Vessels and equipment - Teekay Parent	337,318	346,090	602,672
Vessels and equipment - Teekay LNG	2,461,219	1,960,207	1,858,381
Vessels and equipment - Teekay Offshore	—	—	4,084,803
Vessels and equipment - Teekay Tankers	1,965,514	1,514,685	1,605,372
Advances on newbuilding contracts/conversions	444,493	492,800	987,658
Investment in equity accounted investees(1)	1,130,198	1,187,648	1,010,308
Investment in direct financing leases	495,990	633,805	660,594
Other assets	227,631	235,865	482,908
Intangible assets	93,014	97,949	89,175
Goodwill	43,690	43,690	176,630
Total Assets	8,092,437	7,430,848	12,814,752
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	238,259	217,771	448,670
Advances from affiliates	49,100	79,208	8,522
Current portion of long-term debt - Teekay Parent	81,748	52,115	52,169
Current portion of long-term debt - Teekay LNG	659,350	624,824	228,864
Current portion of long-term debt - Teekay Offshore	—	—	586,892
Current portion of long-term debt - Teekay Tankers	173,972	166,185	171,019
Long-term debt - Teekay Parent	585,663	754,085	680,241
Long-term debt - Teekay LNG	2,150,191	1,975,849	1,955,201
Long-term debt - Teekay Offshore	—	—	2,596,002
Long-term debt - Teekay Tankers	927,238	630,676	761,997
Derivative liabilities	128,811	134,244	530,854
In process revenue contracts	38,193	42,618	122,690
Other long-term liabilities	124,756	131,115	333,236
Redeemable non-controlling interest	—	—	249,102
Equity:	—
Non-controlling interests	2,146,407	1,833,095	3,189,928
Shareholders of Teekay	788,749	789,063	899,365
Total Liabilities and Equity	8,092,437	7,430,848	12,814,752

Net debt - Teekay Parent(2)	530,382	569,711	581,486
Net debt - Teekay LNG(2)	2,470,106	2,346,653	1,940,892
Net debt - Teekay Offshore(2)	—	—	2,840,607
Net debt - Teekay Tankers(2)	1,025,500	731,938	864,158
(1) Refer to footnote (5) of the summary consolidated statements of income (loss) included in this release for further details.
(2) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(479,072)	86,664
Depreciation and amortization	485,829	571,825
Amortization of in-process revenue contracts	(26,958)	(28,109)
Unrealized gain on derivative instruments	(95,556)	(145,116)
Loss on sale of vessels and equipment	38,084	66,450
Asset impairments	232,659	45,796
Equity loss (income), net of dividends received	87,602	(47,563)
Income tax expense	12,232	24,468
Unrealized foreign exchange loss and other	98,469	53,999
Loss on deconsolidation of Teekay Offshore	104,788	—
Change in operating assets and liabilities	106,567	38,333
Expenditures for dry docking	(50,899)	(45,964)
Net operating cash flow	513,745	620,783

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,007,010	2,075,014
Prepayments of long-term debt	(831,901)	(1,872,573)
Scheduled repayments of long-term debt	(687,544)	(967,146)
Proceeds from financing related to sales and leaseback of vessels	809,935	355,306
Repayments of obligations related to capital leases	(46,090)	(21,595)
Decrease (increase) in restricted cash	104,142	(49,079)
Net proceeds from equity issuances of subsidiaries	172,930	327,419
Net proceeds from equity issuances of Teekay Corporation	25,636	105,462
Acquisition of shares in Teekay Tankers	(19,444)	—
Distributions from subsidiaries to non-controlling interests	(103,150)	(136,151)
Cash dividends paid	(18,977)	(17,406)
Other financing activities	5,337	87
Net financing cash flow	417,884	(200,662)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,054,052)	(648,326)
Proceeds from sale of vessels and equipment	73,712	252,656
Investment in equity-accounted investees	(98,774)	(61,885)
Advances to equity-accounted investees	(12,946)	(96,823)
Cash of Tanker Investments Ltd. upon acquisition, net of transaction costs	30,831	—
Cash of Teekay Offshore upon deconsolidation, net of proceeds received	(17,977)	—
Direct financing lease payments received	17,422	23,535
Other investing activities	7,613	324
Net investing cash flow	(1,054,171)	(530,519)

Decrease in cash and cash equivalents	(122,542)	(110,398)
Cash and cash equivalents, beginning of the year	567,994	678,392
Cash and cash equivalents, end of the year	445,452	567,994

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Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Three Months Ended		Year Ended
	December 31,		September 30,		December 31,
	2017		2017		2017
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income (loss) – GAAP basis	17,761		(383,065)		(479,072)
Adjust for: Net (income) loss attributable to
non-controlling interests	(31,488)		370,483		327,355
Net loss attributable to
shareholders of Teekay	(13,727)	(0.16)	(12,582)	(0.15)	(151,717)	(1.76)
Add (subtract) specific items affecting net
income (loss):
Unrealized gains from derivative instruments(2)	(15,785)	(0.18)	(11,555)	(0.13)	(20,594)	(0.24)
Foreign exchange losses (gains)(3)	1,536	0.02	(853)	(0.01)	9,437	0.11
Net (gain) loss on sale of vessels, equipment and other operating assets(4)	(1,935)	(0.02)	20,426	0.23	35,660	0.41
Asset impairments(4)	5,500	0.06	231,159	2.68	286,730	3.33
Restructuring charges, net of recovery(5)	(52)	—	2,909	0.03	5,468	0.06
Realized loss on interest rate swap amendments	—	—	5,347	0.06	5,347	0.06
Loss on deconsolidation of Teekay Offshore(6)	1,600	0.02	103,188	1.20	104,788	1.21
Other(4)(7)	5,694	0.07	8,371	0.10	31,955	0.37
Non-controlling interests’ share of items above(8)	7,669	0.08	(382,048)	(4.42)	(426,028)	(4.93)
Total adjustments	4,227	0.05	(23,056)	(0.26)	32,763	0.38
Adjusted net loss attributable to
shareholders of Teekay	(9,500)	(0.11)	(35,638)	(0.41)	(118,954)	(1.38)

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity (loss) income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Refer to footnote (4) of the summary consolidated statements of income (loss) included in this release for further details.

(5)	Refer to footnote (1) of the summary consolidated statements of income (loss) included in this release for further details.

(6)	Refer to footnote (5) of the summary consolidated statements of income (loss) included in this release for further details.

(7)
Other for the three months and year ended December 31, 2017 includes a gain from the sale of one of the Company's cost-accounted investments (refer to footnote (6) of the summary consolidated statements of income (loss) included in this release for further details), the deferred tax expense in Teekay LNG's Teekay Tangguh joint venture, the reversal of the fair value differential from the TIL merger associated with loans refinanced in Teekay Tankers in December 2017, early termination fees paid by Teekay Parent on the contract terminations for two in-chartered vessels, and costs related to projects during their pre-operational phases. Other for the year ended December 31, 2017 also includes the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017, the settlement of a contingent liability in Teekay Offshore, an increase in the Piranema Spirit FPSO rate reduction contingency in Teekay Offshore, costs, including those associated with interest rate swaps, related to projects during their pre-operational

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phases, legal fees associated with Teekay Tankers' merger with TIL and with the Brookfield transaction, and the net loss provision relating to cancellation of UMS newbuildings in Teekay Offshore.

(8)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the year ended December 31, 2017 and the quarter ended September 30, 2017 also includes the recognition of previously deferred gains of $349.6 million. See footnote (7) of the summary consolidated statements of income (loss) included in this release for further details.

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Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016		2016
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	132,025		86,664
Adjust for: Net income attributable to non-controlling interests	(134,686)		(209,846)
Net loss attributable to shareholders of Teekay	(2,661)	(0.03)	(123,182)	(1.62)
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments(2)	(159,454)	(1.85)	(78,761)	(1.00)
Foreign exchange gains(3)	(19,127)	(0.22)	(15,035)	(0.19)
Net loss on sale of vessels, equipment, and other assets(4)	16,898	0.20	68,078	0.86
Asset impairments(4)(5)	23,508	0.27	67,722	0.85
Restructuring charges, net of recovery(6)	3,595	0.04	10,152	0.13
Adjustments to deferred taxes(7)	15,973	0.19	15,973	0.20
Other(8)	5,244	0.06	51,415	0.65
Non-controlling interests’ share of items above(9)	97,470	1.12	(39,924)	(0.50)
Earnings per share adjustment relating to Teekay Offshore's Series C Preferred Unit conversion(10)	—	—	—	0.07
Total adjustments	(15,893)	(0.19)	79,620	1.07
Adjusted net loss attributable to
shareholders of Teekay	(18,554)	(0.22)	(43,562)	(0.55)

(1)	Basic per share amounts.

(2)
Reflects the unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income from joint ventures and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and NOK, the unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds and the Company's share of unrealized foreign exchange losses in Sevan Marine ASA. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Refer to footnote (4) of the summary consolidated statements of income (loss) included in this release for further details.

(5)	Refer to footnote (6) of the summary consolidated statements of income (loss) included in this release for further details.

(6)	Refer to footnote (1) of the summary consolidated statements of income (loss) included in this release for further details.

(7)
Adjustments to deferred taxes relates to decreases in the valuation allowances related to certain Australian entities and increases in deferred income tax assets for one of Teekay Offshore's Norwegian tax structures for the three months and year ended December 31, 2016.

(8)
Other for the three months and year ended December 31, 2016 includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer. Other for the year ended December 31, 2016 primarily relates to potential damages accrued relating to the cancellation of the construction contracts for two UMS newbuildings, the write-off of deferred financing costs relating to a debt refinancing and termination fees associated with the partial termination of a loan, gains associated with the extinguishment of a contingent liability resulting from the UMS contract cancellations, depreciation expense as a result of the change in the useful life estimate of the shuttle component of Teekay Offshore’s shuttle tankers from 25 years to 20 years effective January 1, 2016, loss on the termination of an interest rate swaps and costs, including those associated with interest rate swaps, related to projects during their pre-operational phases.

(9)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling

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interests’ share of items above” for the three months and year ended December 31, 2016 also includes deferred gains on the sale of vessels sold externally. See footnote (7) of the summary of consolidated statements of income (loss) included in this release for further details.

(10)
Relates to the Company's portion of the inducement premium and exchange contribution charged to retained earnings by Teekay Offshore when converting its outstanding Series C Preferred Units to common units and Series C-1 Preferred Units. Teekay Offshore repurchased and cancelled all of its outstanding Series C-1 Preferred Units as part of the Brookfield Transaction.

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Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
December 31, 2017
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	126,307	105,229	107,683	(12,533)	326,686

Voyage expenses	(4,303)	(20,443)	(343)	651	(24,438)
Vessel operating expenses	(27,026)	(43,440)	(60,480)	(704)	(131,650)
Time-charter hire expense	—	(3,202)	(29,093)	9,508	(22,787)
Depreciation and amortization	(27,651)	(26,829)	(8,636)	—	(63,116)
General and administrative expenses	(4,949)	(8,004)	(7,634)	3,078	(17,509)
Net loss on sale of vessels, equipment and
other operating assets	—	(489)	—	—	(489)
Restructuring charges	—	—	(42)	—	(42)

Income from vessel operations	62,378	2,822	1,455	—	66,655

Interest expense	(23,333)	(9,613)	(16,217)	—	(49,163)
Interest income	880	163	330	—	1,373
Realized and unrealized gain (loss)
on derivative instruments	3,066	2,028	(775)	—	4,319
Equity income (loss)	2,992	1,804	(5,767)	—	(971)
Equity in earnings of subsidiaries(2)	—	—	10,923	(10,923)	—
Income tax recovery (expense)	319	966	(1,750)	—	(465)
Foreign exchange loss	(2,436)	(72)	(1,067)	—	(3,575)
Loss on deconsolidation of Teekay Offshore			(1,600)		(1,600)
Other income - net	424	23	741	—	1,188
Net income (loss)	44,290	(1,879)	(13,727)	(10,923)	17,761
Less: Net income attributable
to non-controlling interests(3)	(4,413)	—	—	(27,075)	(31,488)
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	39,877	(1,879)	(13,727)	(37,998)	(13,727)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(2)
Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries. Refer to footnote (7) of the summary consolidated statements of income (loss) included in this release for further details.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income or loss of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Year Ended
December 31, 2017
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation	Total
	Offshore(1)	LNG	Tankers(2)	Parent	Adjustments(2)(3)

Revenues	796,711	432,676	431,178	303,566	(83,799)	1,880,332

Voyage expenses	(68,802)	(8,202)	(77,368)	(1,693)	2,299	(153,766)
Vessel operating expenses	(249,805)	(103,139)	(175,389)	(202,985)	168	(731,150)
Time-charter hire expense	(60,592)	—	(30,661)	(98,654)	69,014	(120,893)
Depreciation and amortization	(219,406)	(105,545)	(100,481)	(60,397)	—	(485,829)
General and administrative expenses	(46,399)	(16,541)	(32,879)	(22,649)	12,318	(106,150)
Asset impairments	(1,500)	(25,500)	—	(205,659)	—	(232,659)
Net loss on sale of vessels, equipment and other operating assets	—	(25,100)	(12,984)	—	—	(38,084)
Restructuring charges	(3,147)	—	—	(1,954)	—	(5,101)

Income (loss) from vessel operations	147,060	148,649	1,416	(290,425)	—	6,700

Interest expense	(108,993)	(80,937)	(31,294)	(67,629)	20,453	(268,400)
Interest income	1,416	2,915	907	21,505	(20,453)	6,290
Realized and unrealized (loss) gain
on derivative instruments	(28,935)	(5,309)	1,319	(5,929)	—	(38,854)
Equity income (loss)	12,028	9,789	(25,370)	(33,791)	—	(37,344)
Equity in earnings of subsidiaries(4)	—	—	—	321,781	(321,781)	—
Income tax expense	(3,939)	(824)	(5,331)	(2,138)	—	(12,232)
Foreign exchange (loss) gain	(10,149)	(26,933)	80	10,539	—	(26,463)
Loss on deconsolidation of Teekay Offshore	—	—	—	(105,587)	799	(104,788)
Other (loss) income - net	(5,749)	1,561	250	(43)	—	(3,981)
Net income (loss)	2,739	48,911	(58,023)	(151,717)	(320,982)	(479,072)
Less: Net income attributable
to non-controlling interests(5)	(8,262)	(14,946)	—	—	350,563	327,355
Net (loss) income attributable to
shareholders/unitholders
of publicly-listed entities	(5,523)	33,965	(58,023)	(151,717)	29,581	(151,717)

(1)	Teekay Offshore was consolidated by the Company for the period up to September 25, 2017 and equity accounted for thereafter.

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in Teekay Tanker Operations Ltd. (TTOL). As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL is retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations.

(3)
Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore for the period up to September 25, 2017, and Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(4)
Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries. Refer to footnote (7) of the summary consolidated statements of income (loss) included in this release for further details.

(5)
Net income attributable to non-controlling interests in the Teekay LNG and Teekay Offshore columns represents the joint venture partners’ share of the net income or loss of their respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended December 31, 2017
(in thousands of U.S. dollars)
(unaudited)

					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other(1)(2)	G&A	Total

Revenues(2)	100	65,625	41,958	—	107,683

Voyage expenses	(83)	(168)	(92)	—	(343)
Vessel operating expenses(2)	(604)	(33,485)	(26,391)	—	(60,480)
Time-charter hire expense	(4,279)	(11,532)	(13,282)	—	(29,093)
Depreciation and amortization	—	(8,601)	(35)	—	(8,636)
General and administrative expenses	—	(5,611)	1,966	(3,989)	(7,634)
Restructuring charges	—	—	(42)	—	(42)
(Loss) income from vessel operations	(4,866)	6,228	4,082	(3,989)	1,455

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(4,866)	6,228	4,082	(3,989)	1,455
Depreciation and amortization	—	8,601	35	—	8,636
Amortization of in-process revenue					—
contracts and other	—	(1,773)	776	—	(997)
Realized gains from the settlements
of non-designated derivative instruments	—	29	—	—	29
CFVO - Consolidated(3)	(4,866)	13,085	4,893	(3,989)	9,123
CFVO - Equity Investments(4)	479	(1,453)	17,820	—	16,846
CFVO - Total	(4,387)	11,632	22,713	(3,989)	25,969

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
Revenues and vessel operating expenses include $17.8 million and $16.1 million, respectively, related to intercompany transactions between Teekay Offshore and Teekay Parent, which as a result of the Deconsolidation of Teekay Offshore are no longer eliminated upon consolidation. The intercompany transactions relate to services for ship management, crew training, commercial, technical, strategic, business development and administrative management services provided by Teekay Parent to Teekay Offshore.

(3)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended December 31, 2017, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $6.7 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(4)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	14,116	14,116
Teekay Offshore	566	566	4,465	6,200	17,176
GP interests
Teekay LNG	228	228	227	912	908
Teekay Offshore	16	16	331	399	1,201
Other Dividends
Teekay Tankers(2)(3)	2,319	1,690	1,276	6,975	8,546
Teekay Offshore(4)	—	637	683	2,003	1,366
Total Daughter Entity Distributions	6,658	6,666	10,511	30,605	43,313
Less:
Corporate general and
administrative expenses(5)	(3,989)	496	(6,759)	(12,767)	(18,720)
Total Parent GPCO Cash Flow	2,669	7,162	3,752	17,838	24,593
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(6)
Conventional Tankers(7)	(4,866)	(3,077)	(2,372)	(13,390)	(1,764)
FPSOs(8)	13,085	(1,901)	6,522	3,265	12,794
Other(9)(10)	4,893	(1,005)	134	(6,149)	(8,106)
Total(11)	13,112	(5,983)	4,284	(16,274)	2,924
Less: Net interest expense(12)	(16,502)	(13,072)	(12,314)	(54,716)	(57,313)
Teekay Parent OPCO Cash Flow	(3,390)	(19,055)	(8,030)	(70,990)	(54,389)
TOTAL TEEKAY PARENT FREE
CASH FLOW	(721)	(11,893)	(4,278)	(53,152)	(29,796)
Weighted-average number of
common shares - Basic	86,641,584	86,261,330	86,131,038	86,335,473	79,211,154

(1)
Daughter Entities dividends and distributions for a given quarter consists of the amount of dividends and distributions (including payments in kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended September 30, 2017, June 30, 2017, March 31, 2017, December 31, 2016, and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.56	$0.56
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$14,116,633	$14,116,633
Teekay Offshore
Distribution per common unit	$0.01	$0.01	$0.11	$0.14	$0.44
Common units owned by
Teekay Parent	56,587,484	56,587,484	40,589,218	44,285,041	39,037,938
Total distribution	$565,875	$565,875	$4,464,814	$6,199,906	$17,176,693
Teekay Tankers
Dividend per share	$0.03	$0.03	$0.03	$0.12	$0.21
Shares owned by Teekay Parent(3)	77,298,441	56,317,627	42,542,403	58,119,024	40,695,113
Total dividend	$2,318,953	$1,689,529	$1,276,272	$6,974,283	$8,545,974

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' current dividend policy is to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined) with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distributions received for the quarters ended June 30, 2017, March 31, 2017, December 31, 2016 and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(5)
Includes recoveries from Teekay Offshore legal expenses for the three months ended September 30, 2017. Includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer for the three months ended December 31, 2016.

(6)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)
Includes early termination fees totaling $1.6 million paid to the owners in the three months ended December 31, 2017 related to the termination of two bareboat contracts. Includes an early termination fee paid to Teekay Offshore of $4.0 million for the year ended December 31, 2016 related to the early termination of the in-charter contract on the Kilimanjaro Spirit conventional tanker.

(8)	Includes recoveries from Teekay Offshore for business development costs for the three months ended September 30, 2017.

(9)
Includes $2.2 million for the three months ended December 31, 2016, and $1.3 million and $5.1 million, for the years ended December 31, 2017 and 2016, respectively, relating to 50 percent of the CFVO from TTOL. Teekay Parent owned 50 percent of TTOL for the period up to May 31, 2017, when Teekay Tankers purchased the remaining 50 percent of TTOL from Teekay Parent.

(10)	Includes $1.6 million of fees earned from managing vessel transactions for Tanker Investments Ltd. for the year ended December 31, 2016.

(11)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(12)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
Income (loss) from vessel operations	66,655	(189,846)	83,222
Depreciation and amortization	63,116	136,942	144,901
Amortization of in-process revenue contracts and other	(3,655)	(6,737)	(5,794)
Realized (losses) gains from the settlements of non-designated
derivative instruments	(45)	1,843	(104)
Asset impairments	—	231,159	2,146
Net loss on sale of vessels, equipment and other operating assets	489	20,426	12,038
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	2,142	3,071	6,866
CFVO - Consolidated	128,702	196,858	243,275
CFVO - Equity Investments (see Appendix E)	54,884	41,202	47,211
CFVO - Total	183,586	238,060	290,486

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2017	2016
	(unaudited)	(unaudited)
Income from vessel operations	6,700	384,290
Depreciation and amortization	485,829	571,825
Amortization of in process revenue contracts and other	(22,348)	(24,195)
Realized gains (losses) from the settlements of non-designated
derivative instruments	2,047	(8,646)
Asset impairments	232,659	45,796
Loss on sale of vessels, equipment and other operating assets	38,084	66,450
Termination of Arendal Spirit UMS charter contract	8,888	—
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	18,737	28,348
CFVO - Consolidated	770,596	1,063,868
CFVO - Equity Investments (see Appendix E)	180,522	223,135
CFVO - Total	951,118	1,287,003

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2017		September 30, 2017		December 31, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(2)

Revenues	443,685	105,986	196,281	78,912	190,201	78,531
Vessel and other operating expenses	(230,168)	(54,027)	(101,063)	(40,279)	(80,609)	(33,454)
Depreciation and amortization	(125,368)	(28,329)	(48,045)	(19,425)	(42,155)	(18,437)
Asset impairments	(10,852)	(5,479)	—	—	—	—
Loss on sale of vessels	—	—	—	—	(9,721)	(4,861)
Income from vessel operations of
equity accounted vessels	77,297	18,151	47,173	19,208	57,716	21,779
Interest expense	(73,187)	(18,909)	(36,568)	(14,878)	(30,743)	(12,910)
Realized and unrealized gain (loss) on					—	—
derivative instruments	9,494	2,563	(21,538)	(3,652)	15,708	5,255
Write-down of loans receivable	—	—	—	—	—	(2,387)
Other - net	(12,156)	(2,776)	(1,716)	586	115	196
Equity income (loss) of equity accounted vessels	1,448	(971)	(12,649)	1,264	42,796	11,933
Income from vessel operations of
equity accounted vessels	77,297	18,151	47,173	19,208	57,716	21,779
Depreciation and amortization	125,368	28,329	48,045	19,425	42,155	18,437
Asset impairments	10,852	5,479	—	—	—	—
Loss on sale of vessels			—	—	9,721	4,861
Realized gains from the settlement
of non-designated foreign currency
forward contracts	490	69	—	—	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance leases	11,914	3,984	10,017	3,636	9,476	3,438
Amortization of in-process revenue
contracts and other	(5,991)	(1,128)	(2,065)	(1,067)	(2,541)	(1,304)
Cash flow from vessel operations
of equity accounted vessels(3)	219,930	54,884	103,170	41,202	116,527	47,211

(1)	The Company’s proportionate share of its equity accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations. As a result, TTOL's results are no longer included in this table.

(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2017		December 31, 2016
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(2)

Revenues	997,718	333,011	886,794	367,947
Vessel and other operating expenses	(495,796)	(162,542)	(366,935)	(152,561)
Depreciation and amortization	(254,007)	(82,706)	(160,833)	(69,702)
Asset impairments	(10,852)	(5,479)	(1,351)	(677)
Loss on sale of vessels	—	—	(8,493)	(4,627)
Income from vessel operations of
equity accounted vessels	237,063	82,284	349,182	140,380
Interest expense	(167,388)	(57,956)	(109,610)	(45,962)
Realized and unrealized loss on
derivative instruments	(34,358)	(8,199)	(10,157)	(3,296)
Write-down of other assets(3)	—	(48,571)	—	(2,387)
Other - net	(18,794)	(4,902)	(7,415)	(3,096)
Equity income (loss) of equity accounted vessels	16,523	(37,344)	222,000	85,639
Income from vessel operations of
equity accounted vessels	237,063	82,284	349,182	140,380
Depreciation and amortization	254,007	82,706	160,833	69,702
Loss on sale of vessels			8,493	4,627
Asset impairments	10,852	5,479	1,351	677
Realized gains from the settlement of
non-designated foreign currency
forward contracts	490	69	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as direct
finance leases	40,883	14,402	36,463	13,231
Amortization of in-process revenue
contracts and other	(13,138)	(4,418)	(10,697)	(5,482)
Cash flow from vessel operations
of equity accounted vessels(4)	530,157	180,522	545,625	223,135

(1)	The Company’s proportionate share of its equity accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations. As a result, TTOL's results are no longer included in this table.

(3)	Refer to footnote (4) of the summary consolidated statements of income (loss) included in this release for further details.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended September 30, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from
vessel operations	(3,077)	(223,957)	(280)	496	(226,818)
Depreciation and amortization	—	17,320	(79)	—	17,241
Asset impairments	—	205,659	—	—	205,659
Amortization of in-process revenue
contracts and other	—	(1,483)	(646)	—	(2,129)
Realized gains from the settlements
of non-designated foreign currency
derivative instruments	—	560	—	—	560
Cash flow from vessel
operations - Teekay Parent	(3,077)	(1,901)	(1,005)	496	(5,487)

	Three Months Ended December 31, 2016
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(2,323)	(9,151)	(3,297)	(6,759)	(21,530)
Depreciation and amortization	—	17,546	(112)	—	17,434
(Gain) loss on sale of vessels and equipment	(49)	110	—	—	61
Amortization of in-process
revenue contracts and other	—	(1,483)	1,274	—	(209)
Realized losses from the settlements
of non-designated foreign currency
derivative instruments	—	(500)	—	—	(500)
Cash flow from vessel
operations - Teekay Parent	(2,372)	6,522	(2,135)	(6,759)	(4,744)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Year Ended December 31, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(13,390)	(256,758)	(7,510)	(12,767)	(290,425)
Depreciation and amortization	—	60,560	(163)	—	60,397
Asset impairments	—	205,659	—	—	205,659
Amortization of in-process
revenue contracts and other	—	(6,223)	250	—	(5,973)
Realized losses from the settlements
of non-designated foreign currency
derivative instruments	—	27	—	—	27
Cash flow from vessel
operations - Teekay Parent	(13,390)	3,265	(7,423)	(12,767)	(30,315)

	Year Ended December 31, 2016
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from
vessel operations	(15,967)	(48,310)	(13,499)	(18,720)	(96,496)
Depreciation and amortization	1,717	70,855	(449)	—	72,123
Asset impairments	12,535	—	—	—	12,535
(Gain) loss on sale of vessels
and equipment	(49)	110	—	—	61
Amortization of in-process
revenue contracts and other	—	(5,932)	654	—	(5,278)
Realized losses from the settlements
of non-designated foreign currency
derivative instruments	—	(3,929)	—	—	(3,929)
Cash flow from vessel
operations - Teekay Parent	(1,764)	12,794	(13,294)	(18,720)	(20,984)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(49,163)	(74,499)	(69,018)	(268,400)	(282,966)
Interest income	1,373	1,900	1,314	6,290	4,821
Interest expense net of interest income consolidated	(47,790)	(72,599)	(67,704)	(262,110)	(278,145)
Less: Non-Teekay Parent interest
expense net of interest income
and adjustment	(31,903)	(60,201)	(56,227)	(210,163)	(224,735)
Interest expense net of interest income(1)
- Teekay Parent	(15,887)	(12,398)	(11,477)	(51,947)	(53,410)
Add: Teekay Parent realized losses
on interest rate swaps	(615)	(674)	(837)	(2,769)	(3,903)
Net interest expense - Teekay Parent	(16,502)	(13,072)	(12,314)	(54,716)	(57,313)

(1)    Year ended December 31, 2016 excludes a $3.1 million write-off of prepaid loan costs in relation to the partial termination of a credit facility and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the benefit to the Company’s future financial results from the delivery of the remaining offshore and LNG projects over the next few years; the level of financial flexibility and optionality arising from Teekay Parent’s January 2018 financings; the effects of, and ability of Teekay and the Daughter Entities to execute on vessel deliveries and financing initiatives in each of the Company’s businesses; the expected incremental cash flow growth for each delivered vessel, and the estimated additional annualized operating cash flow relating to Teekay LNG's and Teekay Offshore's existing growth projects; potential recoveries in the LNG, offshore and crude oil tanker markets; the ability of the Company’s businesses to benefit from the recovery of such markets; and the timing and cost of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; vessel conversion and upgrade delays, newbuilding or conversion specification changes, cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; the Daughter Entities ability to secure or draw on financings for its vessels; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda